VeraSun Energy Corporation

100 22nd Avenue

Brookings, South Dakota 57006

Jennifer Hardy, Esq.

Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 22, 2008

VeraSun Energy Corporation

Amendment No. 1 to the Registration Statement on Form S-4

Filed February 1, 2008 (“Amendment No. 1”),

File No. 333-148315

Quarterly Report on Form 10-Q

For The Period Ended September 30, 2007

Filed on November 14, 2007

File No. 1-32913

Dear Ms. Hardy:

We refer to your letter dated February 15, 2008 to VeraSun Energy Corporation (the “Company”). The comments (the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) set forth therein and our responses to each of the Comments are set forth below. The numbered paragraphs and headings below correspond to the headings set forth in the Comments. The Comments are highlighted in bold below, followed by the Company’s responses.

Concurrently with this letter, we are filing Amendment No. 2 (“Amendment No. 2”) to the Company’s registration statement on Form S-4, File No. 333-148315 (such registration statement, as amended by Amendment No. 1, the “Registration Statement”). Amendment No. 2 reflects revisions made to the Registration Statement, including revisions made in response to the Comments. The page numbers in the bold captions refer to pages in the Registration Statement. The page numbers in the responses refer to pages of Amendment No. 2. Capitalized terms used but not defined herein have the meaning given to such terms in Amendment No. 2.

For your convenience, we are delivering to your attention hard copies of Amendment No. 2 marked to show changes from the Registration Statement filed on February 1, 2008.

Amendment No. 1 to Registration Statement on Form S-4

General

1.	To the extent applicable, please provide updated historical and pro forma financial statements and related disclosures in accordance with Rule 3-12 of Regulation S-X.

Response: We acknowledge the Staff’s Comment. We are in the process of compiling updated financial information in connection with the preparation of our annual report for the fiscal year ended December 31, 2007, but such information is not yet available in final form. As such, we respectfully submit that the filing does not need to include financial statements more current than as of the end of the third fiscal quarter of the most recently completed fiscal year in accordance with paragraphs (b) and (g)(2)(ii) of Rule 3-12 of Regulation S-X and since the registrant meets the conditions of paragraph (c) of Rule 3-01 of Regulation S-X.

Comparative Per Share Information, page 17

2.	It appears to us that revisions to certain pro forma, as well as pro forma equivalent, per share disclosures were not reflected on page 17. Please revise.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 17.

Unaudited Condensed Combined Pro Forma Financial Statements, page 113

3.	We note the revisions you made in response to prior comment 17. Please fully explain your basis for concluding that allocating the purchase price of US BioEnergy to the identifiable tangible and intangible assets based on their historic book values is an appropriate representation of fair value. Although, we understand that the purchase price allocation is preliminary and that there are uncertainties related to it, we believe that the pro forma financial statements should reflect a purchase price allocation that is based on fair values. We also believe that if it is reasonably possible that materially different results may occur when purchase price allocation is final, the pro forma financial statements should address that fact and should provide a sensitivity analysis that quantifies the potential impact on the pro forma financial statements of such changes.

Response: In response to the Staff’s Comment, we revised the pro forma adjustments and related footnotes to reflect a preliminary estimate of fair value of the assets to be acquired, and a sensitivity analysis that quantifies the impact on depreciation for each $10 million change in the estimated fair value of the property and equipment to be acquired. Please see pages 115, 118, 120, 121, 123 and 124.

4.	We note your responses to prior comments 19 and 20. It remains unclear to us how the elimination of certain routine expenses, including management fees and salaries/compensation expense in adjustments (d), (e), and (f) provide investors with reliable information about the impact of the ASAB transaction in accordance with Article 11-02 of Regulation S-X. It is also unclear to us why certain expenses identified in note (d) also appear to be identified in notes (e) and (f). It appears to us that it is not appropriate to conclude that absent these expenses, the historical results would be unchanged or that similar expenses may not be required in the future. It appears to us that your elimination of the significant majority of the expenses this entity incurred, on a historical basis, implies that you essentially acquired assets. Please advise or revise. Also, please note that although we do not believe it is appropriate to exclude routine expenses, we would not object to the exclusion of certain non-recurring expenses directly related to the acquisition including, severance costs, transactional costs, the write-off of deferred financing fees, and interest expense for debt that was not assumed.

Response: In response to the Staff’s Comment, we revised the pro forma adjustments to include only the non-recurring expenses associated with the acquisition, which are severance costs, transactional costs, the write-off of deferred financing fees and interest expense for debt that was not assumed. Please see pages 116, 119, 122, 123 and 124.

Where You Can Find More Information, page 141

5.	Please incorporate by reference US BioEnergy’s Definitive Proxy Statement on Schedule 14A, filed on April 27, 2007 since you cannot incorporate by reference information in a document that is incorporated by reference.

Response: The Registration Statement has been revised to reflect the Staff’s Comment. Please see page 142.

Exhibit 5.1 Opinion of Cadwell Sanford Deibert & Garry

6.	Please delete the last paragraph since investors must be able to rely on the opinion.

Response: The form of opinion has been revised to reflect the Staff’s Comment. Please see Exhibit 5.1.

Exhibits 8.1 and 8.2

7.	Please note that the opinion must speak as of the date of effectiveness. Please either file an updated opinion dated as of the date of effectiveness or delete the language in the next to last paragraph that “this opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion…”

Response: We acknowledge the Staff’s Comment. Once the Staff’s Comments have been fully resolved, we plan to file a final amendment on the date on which the registration statement is expected to go effective (the “Effective Date”). This amendment will include executed versions, dated the date of the filing, of the opinions attached as forms on revised Exhibits 8.1 and 8.2.

8.	In both tax opinions, please revise to delete the assumption that the merger will qualify as a statutory merger under the laws of the state of South Dakota since it is inappropriate to assume any legal conclusion underlying the opinion.

Response: The forms of opinions have been revised to reflect the Staff’s Comment by deleting the assumption that the merger will qualify as a statutory merger under the laws of South Dakota. Instead, the opinions state that they will rely on the opinion of Cadwell Sanford Deibert & Garry LLP (“Cadwell”), special South Dakota counsel to VeraSun, that the merger shall, when fully completed, constitute a merger as defined by SDCL 47-1A-1101(1). Cadwell’s opinion, a form of which is included as Exhibit 5.1, has been revised to include this opinion point. To allow Cadwell’s opinion and the tax opinions to be issued on the same date, Exhibit 5.1 is a form of an opinion, an executed version of which will be filed on the Effective Date. Please see Exhibits 5.1, 8.1 and 8.2.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

Note 2 – Acquisition, page 7

9.	We note your response to prior comment 40. However, we do not believe that your response or your disclosures adequately address how and why you determined that the acquisition of ASAB is the acquisition of a business or how and why you determined that the purchase price, which resulted in the recognition of a significant amount of goodwill, was reasonable.

Response: To the extent that this Comment relates to Comment 4 above, please note that we revised the pro forma adjustments referred to in Comment 4 to include only the items related to non-recurring expenses associated with the acquisition.

Our determination of whether a business was received in the ASA acquisition was based on paragraph 9 of FASB Statement No. 141, which refers to EITF Issue No. 98-3 for guidance on determining whether an asset group constitutes a business. EITF Issue No. 98-3 indicates that a business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenue. EITF Issue 98-3 requires a three-step process, which we applied to the acquisition of ASA Holdings as follows:

Step 1 – Identify the elements included in the transferred set of activities and assets:

Inputs

•	Long lived assets and intangibles (building, equipment and permits)

•	Intellectual property (ICM technology)

•	Certain employees (operational employees)

•	Access to raw materials (corn, water, natural gas)

•	Employees (all employees necessary to procure raw materials, operate the production facilities and market finished goods had been hired and trained prior to the acquisition date)

Processes

•	Systems, standards, protocols, etc. (ICM technology and training to use it, working systems as corn was actually being ground and ethanol was being produced prior to the acquisition date)

Outputs

•

Ability to obtain access to customers (prior to the acquisition date, agreements had been put in place with Cargill to market all of ASA Holdings’ ethanol and DDG, ethanol produced by ASA Holdings was shipped on August 18, 2007 to its customer)

Step 2 – Compare the identified elements in the transferred set to the complete set of elements necessary for the transferred set to conduct normal operations in order to identify any missing elements. The transferred set does not include:

•	Certain employees (senior management)

Step 3 – Make an assessment as to whether the missing element causes one to conclude that the transferred set is not a business. ASAB had senior management which were not hired by VeraSun; however, this was by design, since VeraSun already has the senior management necessary to manage the operations of the acquired entity. Since the degree of difficulty and level of investment to acquire the missing element is not significant, the missing element is considered minor and its absence does not cause us to conclude that the transferred set is not a business.

Conclusion relative to acquisition of business – The transferred set had all the elements necessary to conduct normal operations and has commenced planned principal operations; therefore, the set is a business. Similar to the conclusion in Example 4, Scenario 5 of EITF Issue No. 98-3, our conclusion is not affected by the absence of a significant amount of revenue from the transferred set’s operations.

As disclosed in our Form 10-Q, the ASA Acquisition allowed VeraSun to expedite its expansion in the ethanol market as the plants were either completed or near completion. To expand this explanation, factors that resulted in recognition of significant goodwill were the impact on the purchase price of (1) the expected favorable spread between the sales price of ethanol and its co-products as compared to the related production costs, (2) the expected economies of scale, significantly reducing VeraSun’s overhead costs as computed on a per-gallon-of-ethanol-produced basis, and (3) the ability to reduce the lead time required by other options to get additional operating plants up and going.

* * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to contact our attorneys at Cravath, Swaine & Moore LLP — specifically Faiza Saeed at (212) 474-1454 or Matthias Baudisch at (212) 474-1512 — should you have any questions relating to any of the foregoing or wish to discuss any aspect of the proposed merger or VeraSun’s filing.

Sincerely, VeraSun Energy Corporation,

by	/s/ John M. Schweitzer

	Name:	John M. Schweitzer
	Title:	Senior Vice President and General Counsel

cc:

Jessica Kane, Esq., Staff Attorney

Anne McConnell, Senior Staff Accountant

Bret Johnson, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Faiza J. Saeed, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Gregory S. Schlicht, Esq.

General Counsel

US BioEnergy Corporation

5500 Cenex Drive

Inver Grove Heights, MN 55077

Brian W. Duwe, Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, IL 60606